UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Core-Mark Holding Company, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

218681104
(CUSIP Number of Class of Securities)

Wynnefield Partners Small Cap Value, L.P.
450 Seventh Avenue, Suite 509
New York, New York 10123
Attention: Mr. Nelson Obus
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Shahe Sinanian, Esq.
Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166
(212) 801-9200

January 14, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(continued on following pages)

CUSIP No. 218681104	13D

1.	NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES	7.	SOLE VOTING POWER 149,512 shares (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 149,512 shares (See Item 5)
WITH	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,512 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 218681104	13D

1.	NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES	7.	SOLE VOTING POWER 196,592 shares (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 196,592 shares (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,592 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP NO. 218681104	13D

1.	NAME OF REPORTING PERSON Wynnefield Partners Small Cap Value, L.P. I
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES	7.	SOLE VOTING POWER 310,033 shares (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 310,033 shares (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,033 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 218681104	13D

1.	NAME OF REPORTING PERSON: Wynnefield Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES	7.	SOLE VOTING POWER 459,545 (1) shares (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 459,545 (1) shares (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 459,545 (1) shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (See Item 5)
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)
(1) Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

CUSIP NO. 218681104	13D

1.	NAME OF REPORTING PERSON: Wynnefield Capital, Inc. Profit Sharing Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 3,900 (1) shares (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 3,900 (1) shares (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,900 (1) shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP NO. 218681104	13D

1.	NAME OF REPORTING PERSON: Wynnefield Capital, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES	7.	SOLE VOTING POWER 196,592 (1) shares (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 196,592 (1) shares (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,592 (1) shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% (See Item 5)
14.	TYPE OF REPORTING PERSON CO
(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

CUSIP NO. 218681104	13D

1.	NAME OF REPORTING PERSON: Nelson Obus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES	7.	SOLE VOTING POWER 660,037 (1) shares (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 660,037 (1) shares (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,037 (1) shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (See Item 5)
14.	TYPE OF REPORTING PERSON IN
(1) Mr. Obus may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund and Wynnefield Capital, Inc. Profit Sharing Plan because he is a co-managing member of Wynnefield Capital Management, LLC, a principal executive officer of Wynnefield Capital, Inc. (the investment manager of Wynnefield Small Cap Value Offshore Fund) and the portfolio manager of Wynnefield Capital, Inc. Profit Sharing Plan. The filing of this Statement and any future amendment by Mr. Obus, and the inclusion of information herein and therein with respect to Mr. Obus, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Obus disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

CUSIP NO. 218681104	13D

1.	NAME OF REPORTING PERSON: Joshua Landes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES	7.	SOLE VOTING POWER 656,137 (1) shares (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 656,137 (1) shares (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,137 (1) shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (See Item 5)
14.	TYPE OF REPORTING PERSON IN
(1) Mr. Landes may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, and Wynnefield Small Cap Value Offshore Fund, because he is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. The filing of this Statement and any future amendment by Mr. Landes, and the inclusion of information herein and therein with respect to Mr. Landes, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Landes disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

Item 1.  Security and Issuer.

 The name of the issuer is Core-Mark Holding Company, Inc, a Delaware corporation (the “Issuer”). The Company's principal executive offices are located at 395 Oyster Point Boulevard, Suite 415, South San Francisco, California 94080. The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of the Issuer, par value $.01 per share (the “Common Stock”).

Item 2.  Identity and Background.

This Schedule 13D is filed by the Wynnefield Reporting Persons.

(a), (b), (c) and (f). The “Wynnefield Reporting Persons” are Wynnefield Partners Small Cap Value, L.P. (“Wynnefield Partners”), Wynnefield Small Cap Value Offshore Fund, Ltd. (“Wynnefield Offshore”), Wynnefield Partners Small Cap Value, L.P. I (“Wynnefield Partners I”), Wynnefield Capital, Inc. Profit Sharing Plan (the "Plan"), Wynnefield Capital Management, LLC (“WCM”), Wynnefield Capital, Inc. (“WCI”), Nelson Obus and Joshua Landes. The Wynnefield Reporting Persons are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders).

WCM, a New York limited liability company, is the general partner of Wynnefield Partners and Wynnefield Partners I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the co-managing members of WCM and principal executive officers of WCI, a Cayman Islands company and the investment manager of Wynnefield Offshore, a private investment company organized under the laws of the Cayman Islands. The Plan is an employee profit sharing plan organized under the laws of the State of Delaware. Mr. Obus, as portfolio manager of the Plan, has the power to direct the vote and the disposition of the Shares held by the Plan. Mr. Obus and Mr. Landes are citizens of the United States of America.

The business address of the Wynnefield Reporting Persons is 450 Seventh Avenue, Suite 509, New York, New York 10123.

(d) and (e). During the last five years, none of the Wynnefield Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

 The securities reported in this Schedule 13D as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $19,267,852.45 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially own such securities.

Item 4. Purposes Of Transaction.

The Wynnefield Reporting Persons acquired their shares of Common Stock for their own account, and for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. None of the Wynnefield Reporting Persons have any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Wynnefield Reporting Persons reserve the right to change their plans and intentions at any time as they deem appropriate. The Wynnefield Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the board of directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Wynnefield Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities or "blue sky" laws.

Item 5. Interests in Securities of the Issuer.

(a) - (c) As of February 7, 2008, the Wynnefield Reporting Persons beneficially owned in the aggregate, 660,037 shares of Common Stock, constituting approximately 6.3% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 10,435,435 shares outstanding on September 30, 2007, as set forth in the Issuer’s most recent report on Form 10-Q for the quarterly period ended September 30, 2007, filed with the U.S. Securities and Exchange Commission on November 9, 2007). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Reporting Persons listed:

Name	Number of Shares	Approximate Percentage of Outstanding Shares
Wynnefield Partners	149,512	1.4%
Wynnefield Partners I	310,033	3.0%
Wynnefield Offshore	196,592	1.9%
Plan	3,900	0.04%

WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, has the sole power to direct the voting and disposition of the shares of Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own.

Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Wynnefield Offshore beneficially owns. WCI, as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the shares of Common Stock that Wynnefield Offshore beneficially owns.

Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

Mr. Obus is the portfolio manager for the Plan and accordingly, Mr. Obus may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that the Plan may be deemed to beneficially own. Mr. Obus, as a portfolio manager for the Plan, has the sole power to direct the voting and disposition of the shares of Common Stock beneficially owned by the Plan.

Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 660,037 shares of Common Stock, constituting approximately 6.3% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 10,435,435 shares outstanding on September 30, 2007, as set forth in the Issuer’s most recent report on Form 10-Q for the quarterly period ended September 30, 2007, filed with the U.S. Securities and Exchange Commission on November 9, 2007).

The filing of this Schedule 13D and the inclusion of information herein with respect to Messrs. Obus and Landes shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

To the best knowledge of the Wynnefield Reporting Persons, except as described herein, none of the Wynnefield Reporting Persons, any person in control (ultimately or otherwise) of the Wynnefield Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and except as set forth in the table below, there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Reporting Persons, any person in control of the Wynnefield Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Reporting Persons may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Reporting Persons; and the Wynnefield Reporting Persons, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

The Wynnefield Reporting Persons have made purchases of shares of Common Stock during the past 60 days as follows:

Name	Date	Number of Shares	Price
Wynnefield Partners I	12-12-2007	7,502	26.08
Wynnefield Partners I	12-14-2007	5,000	25.95
Wynnefield Partners I	01-08-2008	10,000	25.40
Wynnefield Partners I	01-10-2008	5,000	24.93
Wynnefield Partners I	01-11-2008	7,213	24.08
Wynnefield Partners I	01-14-2008	10,400	24.66
Wynnefield Partners I	01-14-2008	5,000	24.10
Wynnefield Partners I	01-15-2008	22,700	24.43
Wynnefield Partners I	01-16-2008	5,000	24.44
Wynnefield Partners I	01-16-2008	8,700	24.26
Wynnefield Partners I	01-17-2008	5,000	24.00
Wynnefield Partners I	01-18-2008	1,255	24.05
Wynnefield Partners I	01-22-2008	8,793	23.79
Wynnefield Partners I	01-23-2008	8,990	23.33
Wynnefield Partners I	01-28-2008	1,000	24.40
Wynnefield Partners I	01-31-2008	1,000	24.50

Wynnefield Partners	12-11-2007	8,815	26.78
Wynnefield Partners	01-14-2008	7,640	24.66
Wynnefield Partners	01-15-2008	16,560	24.43
Wynnefield Partners	01-16-2008	6,300	24.26

Wynnefield Offshore	01-14-2008	9,700	24.66
Wynnefield Offshore	01-15-2008	21,000	24.43
Wynnefield Offshore	01-16-2008	5,000	24.26

Plan	12-18-2007	3,900	26.29

(d) No person, other than each of the Wynnefield Reporting Persons referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

To the best knowledge of the Wynnefield Reporting Persons, any person in control (ultimately or otherwise) of the Wynnefield Reporting Persons, or any general partner, executive officer or director thereof, as applicable, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement dated as of February 11, 2008.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 11, 2008	WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,
General Partner

By: /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,
General Partner

By: /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.

By: /s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN, INC.

By: /s/ Nelson Obus
Nelson Obus, Portfolio Manager

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, $0.01 par value per share, of Core-Mark Holding Company, Inc., a Delaware corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: February 11, 2008
WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

	By:	Wynnefield Capital Management, LLC,
General Partner

By: /s/ Nelson Obus
Nelson Obus, Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC,
General Partner

By: /s/ Nelson Obus
Nelson Obus, Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.

By: /s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN, INC.

By:	/s/ Nelson Obus
Nelson Obus, Portfolio Manager

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually